EXHIBIT 12.1

CONNECTURE, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND

COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Year Ended December 31,					Three Months Ended March 31,
	2016	2015	2014	2013	2012	2017
		(dollars in thousands)
Earnings:
Income / (loss) before taxes	$(26,594)	$(7,292)	$(10,127)	$(27,284)	$(16,759)	$(3,700)
Interest expense	3,485	5,665	5,937	4,644	1,992	723
Estimated interest component of rental expense	266	261	238	215	117	72

Total earnings available	$(22,843)	$(1,366)	$(3,952)	$(22,425)	$(14,650)	$(2,905)

Fixed Charges:
Interest expense	$3,485	$5,665	$5,937	$4,644	$1,992	$723
Estimated interest component of rental expense	266	261	238	215	117	72

Total fixed charges	$3,751	$5,926	$6,175	$4,859	$2,109	$795

Preferred Stock Dividends:	$2,643	$—	$3,830	$3,685	$2,262	$1,169

Combined Fixed Charges and Preferred Dividends	$6,394	$5,926	$10,005	$8,544	$4,371	$1,964

Ratio of Earnings to Fixed Charges	(6.09)	(0.23)	(0.64)	(4.62)	(6.95)	(3.65)
Insufficient Coverage Interest	$26,594	$7,292	$10,127	$27,284	$16,759	$3,700
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	(3.57)	(0.23)	(0.40)	(2.62)	(3.35)	(1.48)
Insufficient Coverage	$29,237	$7,292	$13,957	$30,969	$19,021	$4,869